SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           FORM 11-K

    [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                SECURITIES EXCHANGE ACT OF 1934


For the Fiscal Year Ended:                        Commission File Number
    September 30, 1997                                           0-20984

Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from ________ to ________.

               HAHN AUTOMOTIVE WAREHOUSE, INC. 401(k) PLAN


                     HAHN AUTOMOTIVE WAREHOUSE, INC.
     (Exact name of Registrant as specified in its Charter)


       New York                                  16-0467030
(State of Incorporation)           (I.R.S. Employer Identification No.)

415 West Main Street, Rochester, New York                 14608
(Address of Principal Executive Offices)               (Zip Code)

Registrant's telephone number, including area code: (716) 235-1595.

Hahn Automotive Warehouse, Inc. 401(k) Plan
Index of Financial Statements
September 30, 1997


Report of Independent Accountants

Financial Statements:

     Statements of Net Assets Available for Benefits for the fiscal years ended Septermber 30, 1997 and 1996

     Statements of Changes in Net Assets Available for Benefits as of September 30, 1997

     Notes to Financial Statements

Exhibit 23.1  Consent of Coopers & Lybrand, LLP

Report of Independent Accountants


To the Participants and Plan Administrator of the Hahn Automotive Warehouse, Inc. 401(k) Plan



We have audited the accompanying statements of net assets available for benefits of the Hahn Automotive Warehouse, Inc. 401(k) Plan as of September 30, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended September 30, 1997.
These financial statements are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Hahn Automotive Warehouse, Inc. 401(k) Plan as of September 30, 1997 and 1996, and the changes in its net assets available for benefits for the year ended September 30, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in
net  assets  available  for  benefits of  each  fund.   The Fund
Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



                                        Coopers & Lybrand L.L.P.



Rochester, New  York
February 6, 1998

Hahn Automotive Warehouse, Inc. 401 (k) Plan
Statements of Net Assets Available for Benefits as of September 30, 1997 and 1996



                                      Intermediate Asset       Small
                                                              Capital
                           GIC Fund    Bond Fund   Alloc.    Equity Fund
                                                    Fund
          1997
Investments                 1,087,092    678,608  1,625,967    2,445,570
Contribution receivable:
   Employee                     8,739      5,775     12,160       16,963
   Employer                    23,455     15,659     31,391       42,232
Loan receivable                     0          0          0            0
Interest receivable             5,542      3,480         13           21
Interfund transfers            34,884   (18,166)   (44,658)    (108,150)

Net assets available for    1,159,712    685,356  1,624,873    2,396,636
benefits

                                 1996

Investments                 1,135,662    610,684  1,117,443    1,644,940
Contribution receivable:
   Employee                    30,647     19,685     31,321       37,678
   Employer                    31,067     19,728     31,190       41,351
Loan receivable                     0          0          0            0
Interest receivable             5,837      2,953          6            7
Interfund transfers          (45,294)   (20,840)      2,750       43,035

Net assets available for    1,157,919    632,210  1,182,710    1,767,011
benefits



















cont'd.

                          Hahn Stock   Large Co.              Total All
                             Fund     Index Fund  Loan Fund     Funds
          1997

Investments                   454,660      4,449          0    6,296,346
Contribution receivable:
   Employee                     5,153      1,840          0       50,630
   Employer                    14,835      2,671          0      130,243
Loan receivable                     0          0      2,410        2,410
Interest receivable               126          1          0        9,183
Interfund transfers          (21,205)    157,295          0            0

Net assets available for      453,569    166,256      2,410    6,488,812
benefits

                             1996

Investments                   523,407          0          0    5,032,136
Contribution receivable:
   Employee                    21,757          0          0      141,088
   Employer                    20,622          0          0      143,958
Loan receivable                     0          0      4,592        4,592
Interest receivable                28          0          0        8,831
Interfund transfers            20,349          0          0            0

Net assets available for      586,163          0      4,592    5,330,605
benefits


Hahn Automotive Warehouse 401 (k) Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended September 30, 1997


                                     Intermediate Asset    Small
                                                           Capital
                           GIC Fund  Bond Fund    Alloc.   Equity
                                                  Fund     Fund
Additions:
   Contributions:
     Employer                 24,426    16,823    33,203    43,775
     Employee                203,613   133,064   229,880   339,327
   Investment income:
     Realized gain (loss):
          Sale proceeds    1,253,192   641,486   696,427   994,737
          Cost            (1,253,192) (649,538) (653,879) (918,749)
Subtotal                           0    (8,052)   42,548    75,988

     Unrealized gain (loss)        0    19,006   164,556   205,727
     Dividends and interest   70,055    40,005    78,194   191,249

     Loan repayments             381       314       408     1,066
                   Total     298,475   201,160   548,789   857,132
Additions

Deductions:
Distributions to employees   219,432    81,957   159,114   243,215
Administration expenses       11,439     1,776     5,154     4,966
                    Total    230,871    83,733   164,268   248,181
Deductions

Net transfers (to) from     (65,811)  (64,281)    57,642    20,675
other funds

     Net increase (decrease)  1,793    53,146   442,163   629,626

Net assets available for
benefits-
     beginning of year     1,157,919   632,210 1,182,710 1,767,011

Net assets available for
benefits-
     end of year           1,159,712   685,356 1,624,873 2,396,637






cont'd
                          Hahn Stock Large Co.
                             Fund      Index   Loan Fund   Total
                                       Fund

Additions:
   Contributions:
     Employer                 15,291     2,756     0       136,274
     Employee                135,265     6,052     0     1,047,201
   Investment income:
     Realized gain (loss):
          Sale proceeds      332,734     2,763     0      3,921,339
          Cost              (358,351)   (2,763)    0     (3,836,472)
Subtotal:                    (25,617)         0    0         84,867


  Unrealized gain (loss)   (102,023)       149     0        287,415
  Dividends and interest      1,190          3     0        380,696
  Loan repayments               178          0   (2,182)        165
                   Total     24,284      8,960   (2,182)  1,936,618
Additions

Deductions:
  Distributions to employees 48,580          0     0        752,298
  Administration expenses     2,778          0     0         26,113
                    Total    51,358          0     0        778,411
Deductions

Net transfers (to) from    (105,520)   157,295     0               0
other funds

  Net increase (decreases) (132,594)   166,255   (2,182)   1,158,207

Net assets available for
benefits-
     beginning of year       586,163         0     4,592   5,330,605

Net assets available for
benefits-
     end of year             453,569   166,255     2,410   6,488,812


Hahn Automotive Warehouse, Inc.
Notes to Financial Statements
September 30, 1997

1. Description of Plan

   The Hahn Automotive Warehouse, Inc. 401(k) Plan (the Plan) is a defined contribution plan covering all eligible employees of Hahn Automotive Warehouse, Inc. and its subsidiaries (the Company). See
   Note 6 with respect to Autoworks, Inc. The Plan was established by the Company on October 1, 1990.

   Eligible employees include all employees of the Company and related entities, greater than twenty-one years of age and upon completion of 1,000 hours of service. The Plan allows participants to contribute an aggregate amount up to 15% of their compensation.

   The  Company will match a participant's contribution by 15%.
   The  Company  may  also  make discretionary  contributions at year end which are allocated  to  each participant  based  upon
   the  participant's  compensation  to   total participant compensation.
   Company  matching   and   discretionary contributions vest as follows:

                 20%  vested after three years of service
                 40%  vested after four years of service
                 60%  vested after five years of service
                 80%  vested after six years of service
                 100% vested after seven years of service

   Normal retirement age is 65 at which time, participants are entitled to receive 100% of their account balance. Vested amounts are distributable upon termination, death, disability or the termination of the Plan. Participants receive their distribution in a single lump sum check.

   Unvested balances of participants terminating their employment will be forfeited immediately upon payment of the vested balance to the participant. Forfeitures are used to pay administrative expenses and reduce employer contributions. The Trustee holds all Plan assets and distributes the funds among the various investment options (see Note
   3) as elected by the participants. The Trustee also makes disbursements from the trust upon receiving proper authorization and loan/benefit amount information from the Plan Administrator. See
   Note 6 with respect to account balances of the former employees of Autoworks, Inc. (Autoworks).

   Upon the termination of the Plan, the accounts of all participants will become vested. After payment of expenses incurred by the Plan, the assets will be distributed to participants, former participants, and beneficiaries in proportion to their respective account balances.

   Fleet Investment Services serves as the Plan's Trustee.



2. Significant Accounting Policies

   Basis of Accounting

   The financial statements of the Plan have been prepared on the accrual basis of accounting. Investments are valued at market based on market quotations, appraised values or values as determined by the Trustee. The GIC Fund is valued at contract value which represents contributions made under the contract, less funds used on payment of benefits. Contract value approximates market value. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

   Administrative Expenses

   All administrative expenses were paid by the Plan.

   Use of Estimates

   The preparation of the Plan's financial statements in conformity with generally accepted accounting principles may require the plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

   Risks and Uncertainties

   The Plan provides for various investment options (see Note 3) in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

3. Investment Programs

   Participants  can  direct  their  contributions  into  the   following
   investment accounts:

   GIC Fund

   This fund invests primarily in guaranteed investment contracts issued by insurance companies and commercial banks and other similar types of fixed income investments.

   Intermediate Bond Fund

   This fund invests in investment grade debt obligations, obligations issued or guaranteed by the U.S. Government, and money market instruments offering high current income and principal stability.

   Asset Allocation Fund

   This fund invests in a diversified portfolio of equities, fixed income investments, and cash equivalents offering high total return.

   Small Capital Equity Fund

   This  fund  is  a  diversified portfolio that  invests  in  equity  of
   companies   that  the  advisor  believes  offers  the  potential   for
   significant capital appreciation.

   Hahn Company Stock Fund

   This fund allows employees to invest in the Company's common stock. The number of shares held at September 30, 1997 and 1996 was 70,549 and 64,904, respectively.

   Large Company Index Fund

   This fund invests in the common stock of domestic companies with significant market capitalization.

4.   Investments



Hahn Automotive Warehouse, Inc. 401 (k) Plan
Notes to Financial Statement
September 30, 1997

                            GIC    Intermediate Asset
                            Fund    Bond Fund   Alloc.
                                                 Fund

                                      1997
Fixed Income:
    Galaxy GIC Pooled    1,083,529          0          0
Fund
    Galaxy Intermediate          0    676,943          0

Equities:
     Galaxy Asset                0          0  1,622,504
Allocation
     Galaxy Small                0          0          0
Company
     Hahn Stock Fund             0          0          0
     Galaxy Large                0          0          0
Company Index

Cash and Cash
Equivalents:
     Cash                      218        211        280
     Fleet Money Market      3,346      1,454      3,184

                         1,087,093    678,608  1,625,968

                                      1996

Fixed Income:
    Galaxy GIC Pooled    1,135,662          0          0
Fund
    Galaxy Intermediate          0    610,684          0

Equities:
     Galaxy Asset                0          0  1,117,443
Allocation
     Galaxy Small                0          0          0
Company
     Hahn Stock Fund             0          0          0

Cash Equivalents:
    Fleet Money Market           0          0          0

Total investments        1,135,662    610,684  1,117,443

cont'd.
                           Small   Hahn Stock Large Co.     Total
                          Capital
                           Equity     Fund    Index Fund  All Funds
                            Fund

                            1997

Fixed Income:
    Galaxy GIC Pooled            0          0          0   1,083,529
Fund
    Galaxy Intermediate          0          0          0     676,943

Equities:
     Galaxy Asset                0          0          0   1,622,504
Allocation
     Galaxy Small        2,441,293          0          0   2,441,293
Company
     Hahn Stock Fund             0    423,294          0     423,294
     Galaxy Large                0          0      4,274       4,274
Company Index

Cash and Cash
Equivalents:
     Cash                      347        362          0       1,418
     Fleet Money Market      3,929     31,004        174      43,091

                         2,445,569    454,660      4,448   6,296,346


                            1996

Fixed Income:
    Galaxy GIC Pooled            0          0          0   1,135,662
Fund
    Galaxy Intermediate          0          0          0     610,684

Equities:
     Galaxy Asset                0          0          0   1,117,443
Allocation
     Galaxy Small        1,644,940          0          0   1,644,940
Company
     Hahn Stock Fund             0    519,232          0     519,232

Cash Equivalents:
    Fleet Money Market           0      4,175          0       4,175

Total investments        1,644,940    523,407          0   5,032,136









5. Federal Income Taxes

   The  Company  has  received a determination letter from  the  Internal
   Revenue Service (IRS), stating that the Plan, as amended through January 1, 1995, constituted a qualified plan under Sections 401(a) and 401(k) of the Internal Revenue Code.

   As long as the Plan is qualified, a participating employee (or their designated beneficiary or legal representative) will not be subject to Federal income taxes on dividends, interest or profits from the sale of securities received by the Trustee until cash benefits are distributed to the participant.





6. Autoworks

   On  July  24,  1997  the Company's retail subsidiary, Autoworks, filed for reorganization under Chapter 11  of  the  United
   States  Bankruptcy Code in the United States Bankruptcy Court  of  the
   Western District of New York (the Court).  By December 31, 1997,  upon
   completion   of   store  closings  and  the  closing   of   Autoworks'
   distribution center, all Autoworks employees had been terminated which, given the ratio of Autoworks employees to the total number of Company employees, resulted in the execution of a partial plan termination and the immediate vesting of all of the account balances of Autoworks'
   employees, which amounted to approximately $1.2 million. However, such balances do not include the Company's matching
   contribution for the Plan's year ended September 30, 1997 as this contribution cannot be made until so ordered by the Court.






























Exhibit 23.1


                   CONSENT OF INDEPENDENT ACCOUNTANTS





We  consent  to  the  incorporation  by  reference  in  the  Registration
Statement of Hahn Automotive Warehouse, Inc. on Form S-8 (File  Nos.  33-
81854 and 33-64100) of our report dated February 6, 1998, on our audits of the financial statements of the Hahn Automotive Warehouse, Inc. 401(k)
Plan  as of September 30, 1997 and 1996, and for the year ended September
30, 1997 which report is included in this Annual Report on Form 11-K.





                                        Coopers & Lybrand L.L.P.



Rochester, New York
March 31, 1998



























Pursuant to the requirements of the Security Exchange Act of 1934, the Retirement Committee has caused this annual report to be signed by the undersigned thereunto duly authorized.


Dated March 30, 1998

                                  HAHN AUTOMOTIVE WAREHOUSE,
                                  INC. 401 (K) PLAN



                                  By: /S/ Ira D. Jevotovsky
                                      Retirement Committee Memeber
                                      and Vice President of Human
                                      Resources of Hahn Automotive
                                      Warehouse, Inc.

